Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

January 21, 2016

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Lauren Hamilton

Dear Ms. Hamilton:

On December 14, 2015, we discussed comments on various registrants with fiscal period ends from August 31, 2014 to August 31, 2015.

Following are our responses to your comments.

  Comment: You asked that the EDGAR status of Federated Treasury Cash Series II be changed from active to inactive.

Response: We acknowledge that Rule 313(b)(2) under Regulation S-T requires that a registered investment company must deactivate for EDGAR purposes any series and/or class no longer offered, go out of existence, or deregister following the last filing for that series and/or class, but the registrant must not deactivate the last remaining series unless the registrants deregisters.

With respect to Federated Treasury Cash Series II, it is the sole portfolio/class of Federated Cash Trust Series II, and, having filed its final Form N-PX on August 26, 2015, is set to file its Form N8-F.  Upon receipt of the SEC dissolution order, we will change the EDGAR status of Federated Treasury Cash Series II from active to inactive.

  Comment: You indicated that amounts shown in the expense example of the Summary - Fees and Expenses section of the prospectus do not match your calculations for certain classes of the following series: Federated Prime Obligations Fund (7/31/15), Federated Government Ultrashort Duration Fund (FGUSF)(7/31/15), Federated U.S. Treasury Cash Reserves (4/30/15), Federated Total Return Government Bond Fund (2/28/15) and Federated Prime Money Fund II (12/31/14).

Response: The expense limitation indicated in the footnotes to the Fee Table indicates that the expense limitation arrangement may be increased at any time with the agreement of the Directors/Trustees; accordingly the amounts are based on gross expenses. The amounts indicated have been recalculated utilizing gross expenses and match those presented in the prospectus.

  Comment: You indicated that because Federated Strategic Income Fund, Federated Total Return Bond Fund and Federated Managed Volatility Fund II invest a significant portion of their assets in other mutual funds, the principal strategies section of the prospectus should disclose other funds as a primary investment and the risk section should detail the risks of investing in other funds.

Response: We have reviewed the Funds’ principal strategy and risk disclosures. In our view, the principal investment strategies as currently set forth in response to Form N-1A have accurately summarized how each of the Funds intends to achieve its investment objectives in a manner that complies with both the letter and spirit of N-1A requirements by identifying principal investment strategies, principal securities and risks. In our view, whether or not the Fund invests in securities directly or by means of another investment company has no impact on the placement of this disclosure. In each case, the principal strategy is to gain exposure to certain types of investments, and we have made requisite disclosures about these investments, and attendant risks, in discussing the principal strategies. In our view, the fact that the Funds might choose to gain exposure to particular investments by means of investing in another investment company would be of lesser importance to someone who might be considering an investment in a fund, and we have positioned that disclosure accordingly.

In addition, the prospectus disclosure in each of the Funds states that the Funds may also invest in certain asset classes primarily by investing in another investment company which is not available for general investment by the public that owns those securities and that is advised by an affiliate of the Funds’ Adviser. The Funds may also invest in such asset classes directly.

However, in consideration of the staff’s inquiry, in connection with the next annual updates of the Funds, the Funds will make certain revisions to their prospectuses to further clarify that it will make investments in other mutual funds including those advised by an advisory affiliate.

First, the Funds’ investment strategies will be enhanced to include disclosure, for example:

Summary Strategy

“When selecting investments for the Fund, the Fund can invest in securities directly or in other investment companies, including, for example, funds advised by the Adviser or its affiliates (an “Underlying Fund”). At times the Fund’s investment in Underlying Funds may be a substantial portion of the Fund’s portfolio.”

Statutory Strategy

“When selecting investments for the Fund, the Fund can invest in securities directly or in other investment companies, including, for example, funds advised by the Adviser or its affiliates (an “Underlying Fund”). These Underlying Funds may include funds which are not available for general investment by the public. The investment companies in which the Fund invests are managed independently of the Fund and may incur additional expenses. At times the Fund’s investment in Underlying Funds may be a substantial portion of the Fund’s portfolio.”

Second, disclosure under “Investing in Securities of Other Investment Companies” will be moved to “What are the Fund’s Principal Investments” from the “Other Investments, Transactions, Techniques” section to further emphasize the Fund investments in other mutual funds.

Finally, the Funds will reconfirm that the risks currently disclosed cover the risks required to be disclosed associated with investment in securities directly or through other investment companies.

  Comment: You indicated that Form N-CSR was signed by the Principal Executive and Financial Officers prior to the date of the audit opinion and inquired if the officers were comfortable with this timing.

Response: As noted in our comment response letter dated May 12, 2015, effective with the February 28, 2015 fiscal period end filings, the certifying officers’ signature dates on Form N-CSR will generally coincide with the audit opinion date.

  Comment: As a general Management Discussion of Fund Performance (MDFP) comment, you indicate that if the minimum initial investment in a fund is greater than $10,000, the investment growth line chart should reflect the required minimum.

Response: Eligible Investors, as defined in a fund’s prospectus, are not subject to a minimum initial investment. Due to the fact that most holders of the shares referenced meet the definition of an Eligible Investor, the default initial investment of $10,000 is utilized.

  Comment: You indicate that the Federated Intermediate Corporate Bond Fund, Federated Government Income Trust (FGIT), Federated Quality Bond Fund II, Federated U.S. Government Securities Fund 1-3 Years (Gov 1-3) and Federated U.S. Government Securities Fund 2-5 Years (Gov 2-5) had significant realized losses attributed to futures transactions at their last fiscal year report date but the MDFP does not discuss how derivatives impact performance.

Response: We have reviewed the referenced MDFPs of the Funds as well as the portfolio holdings and the portion represented by derivatives in the most recent annual report of each of the Funds. To the extent that derivatives materially affect fund performance, we will ensure that the next MDFPs produced for these Funds address how derivatives impacted performance.

  Comment: You asked for confirmation that the calculations of line graph ending amounts and accompanying total returns presented in the Annual Reports of Federated Equity Income Fund (FEIF)(11/30/15) and Federated Municipal Securities Fund (FMSF)(3/31/15) are accurate.

Response: The line graph plot points were recalculated and verified. Because the inception return presented in the average annual return table for FMSF Class F is annualized and the class was not operational for a full first year, the since inception return is adjusted to reflect the shortened period in the first fiscal year to approximate the ending dollar amount shown on the line graph. Additionally, the line graph plot point annual returns are calculated with a precision of five decimal points as compared to the two decimal points shown for the ten year annualized return; this will result in rounding differences between the two calculations.

  Comment: You indicate that FEIF, Federated International Leaders Fund, Federated International Small-Mid Company Fund, Federated Kaufmann Fund II (IFKAUF) and Federated Quality Bond Fund II have significant portions of their assets (25% - 35%) invested in a single sector, however, the principal strategies and risk sections of the prospectus do not mention this. You asked that this omission be explained.

Response: The Funds have reviewed their principal strategy and risk disclosure with respect to sector investment.

The investment strategies for FEIF, FILF, FISCF and IFKAUF all discuss sector investment. However, stock selection, not sector investment, is the principal focus of the Funds. Additionally, FEIF and FILF have strategies to outperform their stated index and any sector exposure is a result of those Funds’ consideration of risk relative to their benchmarks. FEIF, FILF and IFKAUF all disclose “Sector Risk” in their Summary Prospectus and Statutory Prospectus risk sections.

The investment strategy for IFQBF also discusses the potential for sector investment. In addition, IFQBF has a Rule 35d-1 “names rule” policy. IFQBF’s names rule policy identifies a focus on investment-grade, fixed-income investments:

IFQBF – “The Adviser attempts to manage the Fund’s credit risk by selecting corporate debt securities that make default in the payment of principal and interest less likely. The Adviser uses corporate earnings analysis to determine which business sectors and credit ratings are most advantageous for investment by the Fund.”

“Because the Fund refers to quality bond investments in its name, it will notify shareholders at least 60 days in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its assets, in investment-grade, fixed-income investments.”

Given the above strategies and policies, we respectfully believe, and will reconfirm, that the risks disclosed in all of the funds are sufficiently described. However, in consideration of the staff’s inquiry, in connection with the next annual updates of FISCF and IFQBF, the Funds will consider adding Sector Risk to their Summary and Statutory Risk sections.

  Comment: You requested an explanation of why 25% of the net assets of Gov 1-3 has an effective maturity greater than three years as well as why 23% of the net assets of Gov 2-5 falls outside the 2-5 year target.

Response: We have reviewed the investment strategies of Gov1-3 and Gov2-5 and, in our assessment, believe that each fund complies with its stated investment policy. These policies explain that the overall strategy of each fund is to generally invest in a portfolio consisting of U.S. Treasury and U.S. Government agency securities of not less than one (or two) and not more than three (or five) years.

Pursuant to guidance issued by the SEC staff, a fund that uses a name suggesting that its bond portfolio has a particular duration is not required to invest at least 80% of its assets in bonds of that duration. In addition, the SEC staff has indicated that a fund that uses a name suggesting that its bond portfolio has a particular duration may use any reasonable definition of the terms used and should explain its definition in its discussion of its investment objectives and strategies in its prospectus.

  Comment: You asked if Federated Ultrashort Bond Fund (FUSBF) and Federated Total Return Bond Fund (FTRBF) cover the full notional value of their credit default swap contracts. You also asked if the description of the swap contract was sufficient for all to understand or should it be footnoted.

Response: The compliance policy of FUSBF and FTRBF provides that each fund will cover the full notional value of their credit default swap contracts on the sell side and the full value of accrued payment obligations on the buy side.

We have reviewed the Swap Contract disclosure in the Notes to Financial Statements of FUSBF and FTRBF and, in our view, believe that it is sufficiently disclosed for shareholders to understand and that no further footnote is necessary.

  Comment: You asked if further disaggregation of the fair valuation level chart on IFKAUF would provide clarity.

Response: We believe the presentation of the chart is appropriate. However, to provide the shareholder with as much transparency as possible with respect to level 3 securities, going forward, all such securities shown on the Portfolio of Investments (POI) will be footnoted as level 3.

  Comment: On FGIT you indicate that greater than 10% of fund holdings are invested in repurchase agreements however those agreements are not segregated on the Statement of Assets and Liabilities (SAL); you asked that this be explained.

Response: Per Regulation S-X, these agreements should have been segregated on the SAL and will be going forward.

  Comment: As a general comment, you indicate that the Payable for Transfer Agent (TA) fees is in some cases 23% of the total annual fee. You would like to know if TA fees are paid on a consistent basis.

Response: TA fees typically represent some of the largest expenses across Federated funds. The TA typically takes at least a month to present the invoice to the fund/Federated for payment. Following receipt of the TA invoices, due to their complexity, two different Federated business units review and approve the invoices prior to payment.  This review is extensive, often involving Q&A with the TA, and payment is not processed until complete, which could mean that at any point in time there are three months of invoices accrued for, but not yet paid.

  Comment: On Federated Municipal Ultrashort Fund (FMUSF), you indicate that the Notes to Financial Statements (NTFS) indicate that Contingent Deferred Sales Charges (CDSC) were retained by the distributor, however the fund does not impose a CDSC, and you would like an explanation for this.

Response: Although the Class A Shares of FMUSF do not impose a CDSC, exchanges into FMUSF Class A Shares from other Federated funds with Class A Shares that impose a “large ticket purchase option” (LTO) may incur a CDSC when redeemed from FMUSF. The Class A Shares of other funds that participate in the LTO disclose that shares otherwise subject to a CDSC will not be charged a CDSC at the time of an exchange; however, the CDSC will continue to be measured from the date of original purchase. The CDSC schedule applicable to the original purchase will continue to apply to shares received in an exchange.

In light of the Staff’s comment, further disclosure will be added to FMUSF’s Statement of Additional Information to clarify that sales charges retained by the Distributor may be attributable to charges that originated with a purchase into the same share class of another Federated fund that imposed different sales charges than those applicable to the FMUSF’s share classes. Such charges imposed by the other Federated fund may remain applicable notwithstanding that the shareholder has exchanged into FMUSF.

  Comment: You asked which Statement of Operations expense account includes the Variable Rate Municipal Term Preferred Shares’ (VMTP) amortization of offering costs for Premier Intermediate Municipal Income Fund and Premier Municipal Income Fund.

Response: For each fund, 86% of the offering cost amortization is reflected as legal fees and the remaining 14% is reflected as miscellaneous expense.

  Comment: You asked that the Expense Limitation footnote be enhanced to more fully disclose expense limitations and recoupment terms.

Response: We have reviewed the Expense Limitation footnotes in both shareholder reports and prospectus fee tables. The footnotes are substantially identical and, in our assessment, both comport with Form N-1A requirements and address all of the relevant expense limitations. In addition, we confirm that there is no program in place that provides that fees waived may be recouped within three years.

  Comment: As a general comment, you asked for an explanation of why certain exclusions are referenced when disclosing tax basis unrealized appreciation/depreciation in the NTFS.

Response: Per Regulation S-X, section 12-12, the tax based appreciation/depreciation only needs to be presented for those securities shown on the POI. Because the exclusions you reference are shown as footnotes to the POI, we clarify that fact in the NTFS.

  Comment: On the 7/31/15 Form N-SAR filing of Money Market Obligations Trust, you asked that the auditor’s report on internal control (Report) include all funds referenced in the filing. You also asked that the Report for the 10/31/14 N-SAR filing of the same registrant include the city and state of issue.

Response: These filings were corrected on December 15, 2015 and April 16, 2015, respectively.

  Comment: You indicated that the 7/31/15 Form N-SAR filing for Federated Institutional Trust does not include the fund name in question seven, you indicated that this should be corrected.

Response: This filing was corrected on December 21, 2015.

  Comment: On Federated High Yield Trust (FHYT), you asked for an explanation of why Town Square Media was flagged as affiliated on the 5/31/15 Form N-Q but not on the 2/28/15 Form N-CSR.

Response: The common stock Townsquare Media, LLC should have been footnoted as an affiliate holding on the 2/28/15 Form N-CSR.

  Comment: On FHYT, you asked if the fund complied with the requirements of section 19(a)(1) of the 1940 Act as it relates to return-of-capital distributions.

Response: Yes the Fund complied with these requirements. A Source of Distribution notice was filed on April 15, 2015 which indicated what portion of the January and February, 2015 distributions were classified as return of capital.

  Comment: As a general comment, you asked if the signer of Form 24F-2, the Assistant Treasurer, is an authorized officer.

Response: Federated does not list all fund officers in the Annual Report; however, the board of directors/trustees for each registrant has granted each Assistant Treasurer the ability to sign certain documents on behalf of the registrant.

  Comment: As a general comment, you asked why Form 24F-2 is not filed for the Federated Core Funds and Federated Insurance Series.

Response: Form 24F-2 relates to annual filings required by Rule 24f-2 under the Investment Company Act of 1940 of issuers who have registered securities under the Securities Act of 1933. The Federated Core Funds are registered under the 1940 Act only and offered pursuant to an exemption from the registration requirements of the Securities Act of 1933. Accordingly, no Form 24F-2 is required to be filed.

Instruction C.3. in Form 24F-2 permits a fund to exclude from its aggregate sales, the sales of securities sold to a unit investment trust (UIT) that offers interests that are registered under the Securities Act of 1933 and on which a registration fee has been or will be paid to the Commission. This exclusion was created to prevent "double payment" of registration fees for the same aggregate proceeds from investors whose investment in a UIT acts as a conduit for their investment in any underlying fund.

The Federated Insurance Series funds are sold exclusively through insurance company variable accounts.

We acknowledge that the Funds are responsible for the adequacy and accuracy of the disclosures in the Funds’ filings. We acknowledge that comments of the staff of the Securities and Exchange Commission (“Staff”) or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer